UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
23 October 2024
Commission File number 001-35079
LLOYDS BANK plc
(Translation of registrant’s name into English)
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.
This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3
(File No. 333-265452-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Lloyds Bank Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Lloyds Bank Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; the Lloyds Bank Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Lloyds Bank Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Lloyds Bank Group’s securities; tightening of monetary policy in jurisdictions in which the Lloyds Bank Group operates; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Lloyds Bank Group; risks associated with the Lloyds Bank Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Lloyds Bank Group or Lloyds Banking Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Lloyds Bank Group’s or the Lloyds Banking Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; and assumptions and estimates that form the basis of the Lloyds Bank Group’s financial statements. A number of these influences and factors are beyond the Lloyds Bank Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Bank plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Bank plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Bank plc, which includes the unaudited condensed consolidated interim results for the nine months ended 30 September 2024 and is being incorporated by reference into the Registration Statement with File No. 333-265452-01.

FINANCIAL REVIEW
Income statement
The Group’s profit before tax for the first nine months of 2024 was £3,927 million, 27 per cent lower than the same period in 2023. This was driven by lower net interest income and higher operating expenses, partly offset by a lower impairment charge. Profit after tax was £2,727 million (nine months to 30 September 2023 £3,975 million).
Total income for the first nine months of 2024 was £12,613 million, a decrease of 8 per cent on the same period in 2023. Within this, net interest income of £9,378 million was 10 per cent lower on the prior year, driven by a lower margin. The lower margin reflected anticipated headwinds due to deposit churn and asset margin compression, particularly in the mortgage book as it refinances in a lower margin environment. These factors were partially offset by benefits from higher structural hedge earnings as balances are reinvested in the higher rate environment.
Other income amounted to £3,235 million in the nine months to 30 September 2024 compared to £3,268 million in the same period in 2023, with improved UK Motor Finance performance, reflecting growth following the acquisition of Tusker in the first quarter of 2023, increased fleet size and higher average rental value, partially offset by the impact of changes to commission arrangements with Scottish Widows.
Operating expenses of £8,392 million were 13 per cent higher than in the prior year. This includes the impacts of higher operating lease depreciation, largely as a result of fleet growth, the depreciation of higher value vehicles and declines in used electric car prices, alongside higher ongoing strategic investment, accelerated severance charges and inflationary pressure. It also includes c.£0.1 billion relating to the sector-wide change in the charging approach for the Bank of England Levy taken in the first quarter. In the nine months to 30 September 2024, the Group recognised remediation costs of £118 million (nine months to 30 September 2023: £127 million), largely in relation to pre-existing programmes, with no further charges in respect of the FCA review of historical motor finance commission arrangements. The FCA confirmed in September 2024 its intention to set out next steps in its review in May 2025, including its assessment of the outcome of the Judicial Review and Court of Appeal decisions involving other market participants; the Group will assess the impact, if any, of these decisions.
The impairment charge was £294 million compared with a £881 million charge in the nine months to 30 September 2023. The decrease reflects a larger credit from improvements to the Group’s economic outlook in the first half of the year, notably house price growth and through changes to the severe downside scenario methodology. The charge also benefitted from strong portfolio performance, a large debt sale write-back, and a release in Commercial Banking from loss rates used in the model. Asset quality remains strong with resilient credit performance.
Balance sheet
Total assets were £4,207 million higher at £609,612 million at 30 September 2024 compared to £605,405 million at 31 December 2023. Financial assets at amortised cost were £15,406 million higher at £503,477 million compared to £488,071 million at 31 December 2023 with increases in reverse repurchase agreements of £11,128 million and loans and advances to customers of £7,355 million, partly offset by a reduction in loans and advances to banks of £2,919 million. The increase in reverse repurchase agreements and the decrease in cash and balances at central banks by £17,984 million to £39,925 million reflected a change in the mix of liquidity holdings. The increase in loans and advances to customers included growth in UK mortgages, UK Retail unsecured loans, credit cards and the European retail business, partly offset by government-backed lending repayments in Commercial Banking. Financial assets at fair value through other comprehensive income were £5,032 million higher reflecting a change in the mix of liquidity holdings. Other assets increased by £1,864 million to £28,925 million, driven by higher settlement balances and higher operating lease assets reflecting continued motor finance growth.
Total liabilities were £4,390 million higher at £569,364 million compared to £564,974 million at 31 December 2023. Customer deposits at £446,311 million have increased by £4,358 million since the end of 2023, driven by inflows to limited withdrawal and fixed term savings products, partly offset by a reduction in current account balances and an expected significant outflow in Commercial Banking. In addition, repurchase agreements at £41,370 million have increased by £3,668 million since the end of 2023. Debt securities in issue at amortised cost decreased by £7,369 million to £45,080 million at 30 September 2024. Amounts due to fellow Lloyds Banking Group undertakings increased by £1,510 million to £4,442 million at 30 September 2024. Other liabilities increased by £3,042 million to £12,926 million, driven by higher settlement balances.
Total equity was £40,248 million at 30 September 2024 was broadly stable compared to £40,431 million at 31 December 2023, with the profit for the period largely offset by interim dividends of £3.4 billion, pension revaluations and movements in the cash flow hedging reserve.

FINANCIAL REVIEW (continued)
Capital
The Group’s common equity tier 1 (CET1) capital ratio reduced to 13.6 per cent at 30 September 2024 (31 December 2023: 14.4 per cent). This largely reflected profit for the period, offset by the payment of interim ordinary dividends, the accrual for foreseeable ordinary dividends and an increase in risk-weighted assets.
The Group’s total capital ratio reduced to 19.8 per cent (31 December 2023: 20.5 per cent). The issuance of AT1 and Tier 2 capital instruments was more than offset by the reduction in CET1 capital, the reduction in eligible provisions recognised through Tier 2 capital, the impact of regulatory amortisation and foreign exchange on Tier 2 capital instruments and the increase in risk-weighted assets.
Risk-weighted assets have increased by £2,350 million to £184,910 million at 30 September 2024 (31 December 2023: £182,560 million). This reflects the impact of Retail lending growth, Retail secured CRD IV model updates and other movements, partly offset by optimisation including capital efficient securitisation activity.
The Group’s UK leverage ratio reduced to 5.3 per cent (31 December 2023: 5.6 per cent). This reflected both the reduction in the total tier 1 capital position and an increase in the leverage exposure measure, principally related to the increase in securities financing transactions and other balance sheet movements.

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Nine months ended 30 Sep 2024 £m	Nine months ended 30 Sep 2023 £m

Net interest income	9,378	10,432
Other income	3,235	3,268
Total income	12,613	13,700
Operating expenses	(8,392)	(7,457)
Impairment	(294)	(881)
Profit before tax	3,927	5,362
Tax expense	(1,200)	(1,387)
Profit for the period	2,727	3,975

Profit attributable to ordinary shareholders	2,454	3,708
Profit attributable to other equity holders	256	249
Profit attributable to equity holders	2,710	3,957
Profit attributable to non-controlling interests	17	18
Profit for the period	2,727	3,975

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 30 Sep 2024 £m	At 31 Dec 2023 £m

Assets
Cash and balances at central banks	39,925	57,909
Financial assets at fair value through profit or loss	1,990	1,862
Derivative financial instruments	2,926	3,165
Loans and advances to banks	5,891	8,810
Loans and advances to customers	440,479	433,124
Reverse repurchase agreements	43,879	32,751
Debt securities	12,569	12,546
Due from fellow Lloyds Banking Group undertakings	659	840
Financial assets at amortised cost	503,477	488,071
Financial assets at fair value through other comprehensive income	32,369	27,337
Other assets	28,925	27,061
Total assets	609,612	605,405

Liabilities
Deposits from banks	3,474	3,557
Customer deposits	446,311	441,953
Repurchase agreements	41,370	37,702
Due to fellow Lloyds Banking Group undertakings	4,442	2,932
Financial liabilities at fair value through profit or loss	4,964	5,255
Derivative financial instruments	3,583	4,307
Debt securities in issue at amortised cost	45,080	52,449
Other liabilities	12,926	9,884
Subordinated liabilities	7,214	6,935
Total liabilities	569,364	564,974

Equity
Share capital	1,574	1,574
Share premium account	600	600
Other reserves	2,904	2,395
Retained profits	29,667	30,786
Ordinary shareholders’ equity	34,745	35,355
Other equity instruments	5,428	5,018
Non-controlling interests	75	58
Total equity	40,248	40,431
Total equity and liabilities	609,612	605,405

ADDITIONAL FINANCIAL INFORMATION
1.    Basis of presentation
This release covers the results of Lloyds Bank plc together with its subsidiaries (the Group) for the nine months ended 30 September 2024.
Accounting policies
The accounting policies are consistent with those applied by the Group in its 2023 Annual Report on Form 20-F.
2.    UK economic assumptions
Base case and MES economic assumptions
The Group’s base case scenario is for a slow expansion in GDP and a modest rise in the unemployment rate alongside small gains in residential and commercial property prices. Following a reduction in inflationary pressures, cuts in UK Bank Rate are expected to continue during 2024 and 2025. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables as of the third quarter of 2024. Actuals for this period, or restatements of past data, may have since emerged prior to publication and have not been included, including specifically in the Quarterly National Accounts release of 30 September 2024. The Group’s approach to generating alternative economic scenarios is set out in detail in note 19 to the financial statements for the year ended 31 December 2023. For September 2024, the Group continues to judge it appropriate to include a non-modelled severe downside scenario for ECL calculations as explained in note 12 of the Group’s 2024 Half-Year news release.
UK economic assumptions – base case scenario by quarter
Key quarterly assumptions made by the Group in the base case scenario are shown below. Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 30 September 2024	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%

Gross domestic product	0.7	0.6	0.3	0.3	0.3	0.3	0.4	0.4
Unemployment rate	4.3	4.2	4.3	4.5	4.6	4.7	4.8	4.8
House price growth	0.4	1.8	5.3	3.1	3.2	3.6	2.4	2.0
Commercial real estate price growth	(5.3)	(4.7)	(2.5)	0.3	1.4	1.9	1.6	1.7
UK Bank Rate	5.25	5.25	5.00	4.75	4.50	4.25	4.00	4.00
CPI inflation	3.5	2.1	2.1	2.7	2.4	2.9	2.7	2.3

ADDITIONAL FINANCIAL INFORMATION (continued)
2.    UK economic assumptions (continued)
UK economic assumptions – scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product and CPI inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 30 September 2024	2024%	2025%	2026%	2027%	2028%	2024-2028 average %

Upside
Gross domestic product	1.2	2.4	1.9	1.5	1.4	1.7
Unemployment rate	4.2	3.3	2.8	2.7	2.8	3.1
House price growth	3.5	4.6	7.1	6.4	5.1	5.3
Commercial real estate price growth	1.6	9.0	4.2	1.8	0.7	3.4
UK Bank Rate	5.06	5.08	5.16	5.34	5.58	5.24
CPI inflation	2.6	2.7	2.4	2.8	2.8	2.7

Base case
Gross domestic product	1.1	1.3	1.5	1.5	1.5	1.4
Unemployment rate	4.3	4.7	4.7	4.5	4.5	4.5
House price growth	3.1	2.0	1.0	1.5	2.1	2.0
Commercial real estate price growth	0.3	1.7	2.1	0.7	0.3	1.0
UK Bank Rate	5.06	4.19	3.63	3.50	3.50	3.98
CPI inflation	2.6	2.6	2.1	2.2	2.1	2.3

Downside
Gross domestic product	1.0	(0.3)	0.4	1.3	1.5	0.8
Unemployment rate	4.4	6.5	7.3	7.3	7.1	6.5
House price growth	2.9	(0.2)	(6.1)	(5.8)	(2.9)	(2.5)
Commercial real estate price growth	(0.7)	(6.2)	(1.7)	(1.9)	(1.9)	(2.5)
UK Bank Rate	5.06	3.11	1.48	0.96	0.65	2.25
CPI inflation	2.6	2.6	1.9	1.5	1.1	2.0

Severe downside
Gross domestic product	0.9	(2.0)	(0.1)	1.1	1.4	0.2
Unemployment rate	4.6	8.6	9.9	9.9	9.7	8.5
House price growth	2.3	(2.5)	(13.5)	(12.6)	(8.3)	(7.1)
Commercial real estate price growth	(2.7)	(16.5)	(6.5)	(6.5)	(5.1)	(7.6)
UK Bank Rate – modelled	5.06	1.83	0.23	0.06	0.02	1.44
UK Bank Rate – adjusted[1]	5.13	3.67	2.55	2.16	1.88	3.08
CPI inflation – modelled	2.6	2.6	1.5	0.7	0.1	1.5
CPI inflation – adjusted[1]	2.6	3.5	1.8	1.3	0.9	2.0

Probability-weighted
Gross domestic product	1.1	0.8	1.1	1.4	1.4	1.2
Unemployment rate	4.3	5.2	5.4	5.3	5.3	5.1
House price growth	3.1	1.7	(0.7)	(0.6)	0.5	0.8
Commercial real estate price growth	0.1	(0.3)	0.7	(0.5)	(0.8)	(0.1)
UK Bank Rate – modelled	5.06	3.90	3.10	2.95	2.92	3.59
UK Bank Rate – adjusted[1]	5.07	4.08	3.33	3.15	3.11	3.75
CPI inflation – modelled	2.6	2.6	2.0	2.0	1.8	2.2
CPI inflation – adjusted[1]	2.6	2.7	2.1	2.1	1.9	2.3
1    The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks to the Group’s base case view in an economic environment where the risks of supply and demand shocks are seen as more balanced.

ADDITIONAL FINANCIAL INFORMATION (continued)
3.    Loans and advances to customers and expected credit loss allowance

At 30 September 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers

UK mortgages	271,138	28,389	4,545	6,949	311,021	9.1	1.5
Credit cards	13,429	2,620	262	–	16,311	16.1	1.6
Loans and overdrafts	8,839	1,374	173	–	10,386	13.2	1.7
UK Motor Finance	14,390	2,314	119	–	16,823	13.8	0.7
Other	16,702	513	150	–	17,365	3.0	0.9
Retail	324,498	35,210	5,249	6,949	371,906	9.5	1.4
Small and Medium Businesses	26,393	3,430	1,303	–	31,126	11.0	4.2
Corporate and Institutional Banking	37,564	2,306	637	–	40,507	5.7	1.6
Commercial Banking	63,957	5,736	1,940	–	71,633	8.0	2.7
Other[1]	260	–	–	–	260	–	–
Total gross lending	388,715	40,946	7,189	6,949	443,799	9.2	1.6
ECL allowance on drawn balances	(764)	(1,228)	(1,106)	(222)	(3,320)
Net balance sheet carrying value	387,951	39,718	6,083	6,727	440,479

Customer related ECL allowance (drawn and undrawn)

UK mortgages	86	321	339	222	968
Credit cards	207	351	129	–	687
Loans and overdrafts	170	242	111	–	523
UK Motor Finance[2]	169	105	68	–	342
Other	15	18	42	–	75
Retail	647	1,037	689	222	2,595
Small and Medium Businesses	138	190	160	–	488
Corporate and Institutional Banking	126	125	259	–	510
Commercial Banking	264	315	419	–	998
Other	–	–	–	–	–
Total	911	1,352	1,108	222	3,593

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers

UK mortgages	–	1.1	7.5	3.2	0.3
Credit cards	1.5	13.4	49.2	–	4.2
Loans and overdrafts	1.9	17.6	64.2	–	5.0
UK Motor Finance	1.2	4.5	57.1	–	2.0
Other	0.1	3.5	28.0	–	0.4
Retail	0.2	2.9	13.1	3.2	0.7
Small and Medium Businesses	0.5	5.5	12.3	–	1.6
Corporate and Institutional Banking	0.3	5.4	40.7	–	1.3
Commercial Banking	0.4	5.5	21.6	–	1.4
Other	–	–	–	–	–
Total	0.2	3.3	15.4	3.2	0.8
1    Contains central fair value hedge accounting adjustments.
2    UK Motor Finance includes £170 million relating to provisions against residual values of vehicles subject to finance leases.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANK plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	23 October 2024

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